UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPANATORY NOTE:

BIRKS & MAYORS ANNOUNCES THAT CEO TOM ANDRUSKEVICH

PLANS TO RESIGN IN SPRING 2012;

ANDRUSKEVICH WILL CONTINUE AS VICE-CHAIRMAN OF BOARD

Lorenzo Rossi di Montelera, Chairman of Birks & Mayors Inc. (the “Company”), said today that Tom Andruskevich announced his plans to resign his position as President and Chief Executive Officer of the Company in spring of 2012. Mr. Andruskevich, who has served in this capacity for 15 years, will remain in his post until a successor is named. Mr. Andruskevich joined the Company in June 1996.

Dr. Rossi said that the Company’s Board and Mr. Andruskevich have been working together in a search for a successor and to ensure that the transition will be smooth and seamless. At the Board’s request, Mr. Andruskevich agreed to continue as Vice-Chairman of the Board after the transition is complete and to serve on the Board’s Executive Committee.

In commenting on the announcement, Dr. Rossi added: “Tom’s contributions to the Company’s growth and stability have been extraordinary. He has overseen our development and expansion, stabilizing and repositioning Birks as the premier luxury jewelry brand in Canada, and acquiring and integrating US jeweler Mayors, which he rebranded as the premier luxury retail jeweler in the Southeastern U.S. He has led the Company to a greatly improved financial condition after a period of challenge in the sector. Tom’s history of success in turn-around situations as well as his leadership skills and sophisticated financial experience have worked very well for us; he has our great appreciation and respect. His legacy here will be substantial.”

In a letter to employees, Mr. Andruskevich remarked: “I am enormously proud of what we have been able to accomplish together. Our current financial position is a tremendous feat in the recent economic environment. I believe it stands as a tribute to the ability, discipline and commitment to which all of our employees have contributed on a daily basis. The team we have built is strong, and the Company is stable and poised for further growth. This is a good time to transition to new leadership that will guide Birks & Mayors through its next chapter in history. The opportunities that lie ahead for Birks & Mayors are indeed great as we look to the further development of the Birks brand and product assortment as well as our expansion plans abroad.”

Forward Looking Statements

This Form 6-K contains certain “forward-looking” statements concerning the Company’s performance and strategies, including, that the Company is poised for further growth and the intent to further develop the Birks brand and product assortment as well as expansion plans abroad. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2011 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 21, 2011		Group Vice President, Legal Affairs and Corporate Secretary

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